SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Companhia” ou “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that received, on this date, from B3 – Brasil, Bolsa, Balcão, the Official Letter 1094/2020-SLS, below transcript, requesting clarification regarding atypical movements of the Company’s shares:

Free translation of the Official Letter 1094/2020-SLS

“Centrais Elétricas Brasileiras S.A. - Eletrobras

At. Ms. Elvira Baracuhy Cavalcanti Presta

CFO and IRO

Ref.: Atypical Movements of the Company’s Shares

Dear Sirs,

In view of the latest fluctuations registered with the shares issued by this company, the number of trades and the quantity traded, as below, we request that be informed, until 12/09/2020, if there is any fact of your knowledge that can justify them

Common Shares
Prices (BRL shares)
Date	Opening	Minimum	Maximum	Medium	Last	Oscil. %	Nº neg.	Amount	Volume (BRL)
25/11/2020	32.10	31.20	32.26	31.54	31.70	-1.21	18,790	4,906,600	154,759,823.00
26/11/2020	31.50	31.20	32.41	31.96	32.36	2.08	12,550	3,639,900	116,317,087.00
27/11/2020	32.48	31.95	33.05	32.38	32.17	-0.58	15,854	3,927,400	127,169,853.00
30/11/2020	32.03	30.88	32.24	31.26	31.06	-3.45	32,102	9,977,000	311,907,722.00
01/12/2020	31.49	30.85	31.84	31.52	31.81	2.41	22,936	6,710,600	211,544,441.00
02/12/2020	31.71	31.71	33.56	33.02	33.20	4.36	30,416	11,480,800	379,066,724.00
03/12/2020	33.58	32.71	33.68	33.31	33.11	-0.27	18,582	4,782,800	159,321,638.00
04/12/2020	33.58	33.47	34.90	34.35	34.25	3.44	28,403	7,656,700	262,974,351.00
07/12/2020	34.14	33.25	34.38	33.91	33.63	-1.81	17,528	4,362,400	147,914,940.00
08/12/2020*	34.97	34.51	36.16	35.39	36.16	7.52	5,398	1,924,000	68,107,711.00

Preferred B Shares
Prices (BRL shares)
Date	Opening	Minimum	Maximum	Medium	Last	Oscil. %	Nº neg.	Amount	Volume (BRL)
25/11/2020	33.02	32.16	33.02	32.53	32.67	0.12	11,858	2,795,500	90,933,020.00
26/11/2020	32.43	32.24	33.42	33.03	33.30	1.92	4,975	1,129,700	37,308,835.00
27/11/2020	33.40	33.03	33.79	33.32	33.18	-0.36	7,377	1,274,700	42,468,928.00
30/11/2020	33.12	32.00	33.26	32.34	32.00	-3.55	16,410	3,870,600	125,179,973.00
01/12/2020	32.31	31.87	32.90	32.54	32.78	2.43	13,948	2,368,200	77,054,056.00
02/12/2020	32.68	32.68	34.30	33.90	34.10	4.02	12,610	2,975,500	100,866,013.00
03/12/2020	34.37	33.52	34.89	34.10	33.89	-0.61	9,034	1,912,800	65,223,452.00
04/12/2020	34.26	34.15	35.37	34.81	34.56	1.97	10,991	2,348,200	81,733,088.00
07/12/2020	34.62	34.16	35.24	34.68	34.25	-0.89	8,739	2,091,600	72,540,909.00
08/12/2020*	35.75	35.31	36.78	36.08	36.77	7.35	2,313	923,000	33,302,298.00

 *Update until 10:31 am

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

In view of the aforementioned Letter, we clarify that Eletrobras' shares have been fluctuating as a result of news that are disclosed in the media, not necessarily directly related to the Company, but that change the market's perspective regarding the acceptability of the National law number 5,877/2019, which provides for the privatization of Centrais Elétricas Brasileiras SA - Eletrobras.

In this regard, on December 2, 2020, a statement from the Secretary for Privatization, Divestment and Markets of the Ministry of Economy was announced saying that it expects a 50% appreciation in Eletrobras' shares after the sale of the controlling interest. On December 4, 2020, statements by Mr. Hon. Minister of State for Mines and Energy and the Executive Secretary of the Ministry of Mines and Energy (MME), affirming that they are confident in the progress of the privatization process of Eletrobras in the National Congress, in addition to other statements by political agents. On December 7, 2020, Hon. President of the Lower House also spoke about the model under discussion of privatization.

The Company, observing its duty of constant diligence in its Policy of Disclosure and Use of Relevant Information and Trading of Securities of Eletrobras Companies, sent, on December 2 and 7, 2020, respectively, correspondence to the Special Privatization, Divestment and Markets and the Ministry of Mines and Energy, which are part of the administrative structure of its controlling shareholder, asking if there was any relevant information not disclosed to the market about the privatization process that should be informed by the Company. Up to this date, there was no indication by such agents of new material facts that have not been disclosed by the Company through the appropriate channels.

Therefore, as can be seen, the events above, which involve public discussion of the privatization process, are not controllable by Eletrobras, highlighting that the federal government's privatization proposal is already public knowledge, and reported by the Company through a Material Fact, the Company having warned that privatization depends on approval by the National Congress.

The variations in the Company's shares, as a result, reflect an economic and political assessment made by investors on future prospects that may be realized or not, depending on economic, social and political circumstances.

Thus, the Company reaffirms that there is no new information to be communicated. The Company will keep the market informed about the subject of this notice when there is new material information of its privatization process that should be disclosed, pursuant to the CVM Instruction 358.

Rio de Janeiro, December 08, 2020

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.